Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-158199-10

CREDIT SUISSE

Index Knock-Out Notes due May 18, 2011

Linked to the EURO STOXX 50 (J144)

BAH 556

Issuer:	Credit Suisse AG, acting through its Nassau Branch
Principal Amount:	USD 18,000,000
Reference Asset:	Underlying	Initial Level	Weighting
	EURO STOXX 50 Index	2764.31	100%
Pricing Date:	May 12, 2010
Issue Date:	May 17, 2010
Valuation Date†:	May 13, 2011
Maturity Date†:	May 18, 2011
Offering Price:	$1,000 per security (100%)
Initial Level:	The closing level of the Underlying on the Pricing Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Knock-Out Event:

A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the closing level of the Underlying has decreased, as compared to the Initial Level, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	35.24% (974.1428)
Payment at Maturity:

•                  If a Knock-Out Event has occurred, you will be entitled to receive a cash payment at maturity that will reflect the performance of the Underlying.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Underlying Return)

•                  If a Knock-Out Event has not occurred, you will be entitled to receive a cash payment at maturity that will reflect the performance of the Underlying.  If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount of notes will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Underlying Return and (ii) zero.

Underlying Return:	Final Level – Initial Level Initial Level
Monitoring Period:	The period from but excluding the Pricing Date to and including the Valuation Date
Calculation Agent:	Credit Suisse International
Selling Commission:	0.00%
Form and Denomination:	Registered medium-term notes in minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
Listing:	None.
CUSIP/ISIN:	22546EVM3 and US22546EVM38

† Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of the Notes—Market disruption events.”

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Underlying Supplement dated March 25, 2009, Product Supplement No. JPM-I dated March 25, 2009, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.

May 12, 2010